

AB
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SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123



UNIT
SECURITIES AND F
Washing

12013037

AB
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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hours per response	12.00

SEC FILE NUMBER

8-14953

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   January 1, 2011   AND ENDING   December 31, 2011

_____   _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Benfield Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

200 E. Randolph Street
(No. and Street)

Chicago   Illinois   60601
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas S. Keith   847-295-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – _if individual, state last, first, middle name_))

155 N. Wacker Drive,   Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AB
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OATH OR AFFIRMATION

I, _____ Douglas S. Keith _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Aon Benfield Securities, Inc. _____ , as

of _____ December 31 _____ , 20 __11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

_____
Signature

Financial Operations Principal
_____
Title

_____
Notary Public

MAUREEN GARLOCK
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
May 02, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Aon Benfield Securities, Inc.
Year Ended December 31, 2011
With Reports of Independent Registered
Accounting Firm

Ernst & Young LLP



Aon Benfield Securities, Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

Report of Independent Registered Accounting Firm

The Stockholders
Aon Benfield Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Aon Benfield Securities, Inc. and subsidiary (collectively, the Company) as of December 31, 2011, and the related consolidated statements of income, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aon Benfield Securities, Inc. and subsidiary at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

Chicago, Illinois
February 27, 2012

Aon Benfield Securities, Inc.

Consolidated Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$ 21,284,426
Receivables from affiliates	67,131,857
Fees receivable	17,191,650
Cash segregated for regulatory purposes	115,905
Interest receivable	6,063
Prepaid expenses and other assets	9,352
Total assets	$ 105,739,253

Liabilities and stockholders' equity

Liabilities:

Income taxes payable to affiliate	11,756,759
Payable to affiliates	468,315
Accounts payable and accrued expenses	67,072
Total liabilities	12,292,146

Stockholders' equity:

Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding	11,000
Additional paid-in capital	3,560,000
Retained earnings	89,876,107
Total stockholders' equity	93,447,107
Total liabilities and stockholders' equity	$ 105,739,253

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Income

Year Ended December 31, 2011

Revenues	
Advisory and other fees	$ 20,666,602
Underwriting fees	7,512,676
Interest income	258,722
Commissions and distribution fees	579,015
Net trading gains	764,764
Total revenues	29,781,779
Expenses	
Interest expenses	860,734
Compensation and benefits	150,878
Clearing fees	150,854
Licensing and registration	134,654
Legal fees	74,068
General and administrative	24,272
Consulting and professional services	9,807
Total expenses	1,405,267
Income before income taxes	28,376,512
Income tax expense	11,756,759
Net income	$ 16,619,753

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2011

Balance at January 1, 2011	$ –
Increase	135,000,000
Decrease	(135,000,000)
Balance at December 31, 2011	$ –

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning balance	$ 11,000	$ 3,560,000	$ 73,256,354	$ 76,827,354
Net income	–	–	16,619,753	16,619,753
Ending balance	$ 11,000	$ 3,560,000	$ 89,876,107	$ 93,447,107

See notes to consolidated financial statements.

Aon Benfield Securities, Inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2011

Operating activities

Net income	$ 16,619,753
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables from affiliates	(3,007,239)
Fees receivable	(16,691,650)
Interest receivable	(1,660)
Prepaid expenses and other assets	3,268
Income tax payable to affiliate	4,726,589
Payable to affiliates	391,860
Accounts payable and accrued expenses	(57,664)
Net cash provided by operating activities	1,983,257

Financing activities

Proceeds from subordinated loans	135,000,000
Payments on subordinated loans	(135,000,000)
Net cash provided by financing activities	–
Increase in cash and cash equivalents	1,983,257
Cash and cash equivalents at beginning of year	19,301,169
Cash and cash equivalents at end of year	$ 21,284,426

Supplemental disclosure of cash flow information

Interest paid	$ 860,734

No income tax payments were made by the Company in 2011. Income taxes of $0 were settled during 2011 through a reduction of receivable from affiliates.

See notes to consolidated financial statements.

1. Organization and Operations

Aon Benfield Securities, Inc. (the Company), a New York Corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB), the National Futures Association (NFA), and all fifty states' securities commissions. The Company is owned by Aon Group, Inc., a wholly owned subsidiary of Aon Corporation (Aon).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, catastrophe equity put options, industry loss warrants, private placements, and asset-backed securities and financial advisory services.

The Company's broker-dealer activities include selling variable products, institutional distribution of nonaffiliated mutual funds, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

Aon Financial and Insurance Solutions (AFIS), a wholly owned subsidiary, is a licensed insurance agency domiciled in the state of California. The Company sells insurance products through AFIS.

The Company clears its insurance-linked securities transactions on a fully disclosed basis through Pershing LLC and all other securities and certain insurance transactions on a fully disclosed basis through Raymond James & Associates, Inc.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates.

Aon Benfield Securities, Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncement

In June 2011, the Financial Accounting Standards Board FASB issued guidance that updated principles related to the presentation of comprehensive income. The revised guidance will require companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements and eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholder's equity. The guidance, which must be applied retroactively, is effective for the Company for the year ended December 31, 2012, with earlier adoption permitted. The adoption of this guidance is expected to affect only the presentation of the consolidated financial statements and will have no effect on the financial condition, results of operation, or cash flows of the Company.

Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value based on reported net asset value.

Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission Act of 1943.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Revenue Recognition

Underwriting fees from securities offerings and related advisory and other fees are recorded when earned. Commission revenues represent sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record and are recorded when earned.

2. Significant Accounting Policies (continued)

Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received, which is not materially different from amounts earned. Interest income is recorded on an accrual basis.

Principles of Consolidation

The consolidated financial statements include the accounts of AFIS, the Company's wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

3. Fair Value Measurements

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an investment or pay to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

The fair value hierarchy consists of three levels:

- Level 1 – Quoted prices for identical instruments in active markets

- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable in active markets

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs are unobservable

This hierarchy requires the use of observable market data when available.

Aon Benfield Securities, Inc.

Notes to Consolidated Financial Statements (continued)

3. Fair Value Measurements (continued)

As of December 31, 2011, investments in money market funds with a fair value of $20,099,286 were measured using quoted prices (Level 1) and classified as cash and cash equivalents in the consolidated statement of financial condition.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. Federal and state income taxes have been provided for as if the Company was filing separate returns. The difference between the statutory rate of 35% and the Company's effective rate of 41% is due to state income taxes.

The Company had no unrecognized tax benefits at January 1, 2011, and December 31, 2011. The Company does not expect the unrecognized tax positions to change significantly over the next twelve months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income taxes.

The open tax years are those that are open for examination by taxing authorities. The Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ending prior to December 31, 2007.

5. Related Party Transactions

The Company has a demand note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note has a balance of $70,590,333 at December 31, 2011, and accrues interest at a variable rate (0.38% at December 31, 2011). The note, including accrued interest, is due and payable on demand. During 2011, the Company earned interest of $185,597 on the note.

The Company executed one temporary subordinated loan agreement with Aon for a total of $135,000,000 to fund firm commitment underwritings. The Company paid $823,867 of interest to Aon during 2011 related to the temporary subordinated loan agreement. There was no balance outstanding on the subordinated loan as of December 31, 2011.

5. Related Party Transactions (continued)

The Company also incurs and allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying consolidated statement of income.

6. Net Capital and Other Requirement

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2011, net capital was $8,706,248, which was $7,886,772 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 1.41 to 1. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

7. Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, the date the consolidated financial statements were issued, with no events noted that would require recognition or disclosure in the consolidated financial statements.

Supplemental Information

Aon Benfield Securities, Inc.

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Stockholders' equity	$ 93,447,107
Deductions and charges:	
Receivables from affiliates	67,131,857
Fees receivable	17,191,650
Prepaid expenses and other assets	9,352
	84,332,859
Haircuts on securities:	
Money market fund	401,986
Foreign currency	6,014
	408,000
Net capital	$ 8,706,248

There is no difference between the computation above and the computation presented in the Company's amended unaudited December 31, 2011, Focus Part II filing.

Aon Benfield Securities, Inc.

Computation of Basic Net Capital Requirement
and Computation of Aggregate Indebtedness

December 31, 2011

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 819,476
Excess net capital	$ 7,886,772
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 7,477,033
Total liabilities from consolidated statement of financial condition	$ 12,292,146
Add:	
Drafts for immediate credit	–
Market value of securities borrowed for which its equivalent value is paid or credited	–
Other unrecorded amounts	–
	–
Deduct adjustment based on deposits in special reserve bank accounts	–
Total aggregate indebtedness	$ 12,292,146
Percentage of aggregate indebtedness to net capital	141%

There is no difference between the computation above and the computation presented in the Company's amended unaudited December 31, 2011, Focus Part II filing.

Aon Benfield Securities, Inc.

Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission and
Statement on Exemption

December 31, 2011

Credit balances:
Market value of short securities and credit balances over 30 days $ –

Excess of total credits over total debits $ –

Reserve requirement – 105% of excess total credits over total debits $ –

Amount held on deposit in reserve bank account $ 115,905

There is no difference between the computation above and the computation presented in the Company's amended unaudited December 31, 2011, Focus Part II filing.

Note: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). The amount noted above in the computation relates to due to unclaimed customer property and is expected to be disbursed in 2012.

Supplementary Report of Independent Registered Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
Aon Benfield Securities, Inc.

In planning and performing our audit of the consolidated financial statements of Aon Benfield Securities, Inc. and subsidiary (collectively, the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in either of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2012



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Stockholders of Aon Benfield Securities, Inc

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Aon Benfield Securities, Inc (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 27, 2012

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

